September 30, 2022

Jennifer Angelini

Erin Purnell

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Cub Crafters, Inc. Offering Statement on Form 1-A Filed on September 2, 2022 File No. 024-11983

Dear Jennifer and Erin:

We acknowledge receipt of the comments in the letter dated September 21, 2022 from the Staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Cub Crafters, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

General

1.

Please have your independent accountant revise its report for the fiscal year ending. December 31, 2021, to remove all references to the accounting firm that is not properly licensed within the State identified therein. Additionally request that the consent filed as Exhibit 11.2 be revised to (i) refer to the properly licensed firm that audited your financial statements, (ii) refer to the appropriate date of the audit report, and (iii) bear a specific date rather than refer to “Date of Filing.”

The Company’s independent accountant revised its report for the fiscal year ending December 31, 2021 to remove all references to the accounting firm that is not properly licensed within the State identified therein. The Company notes that the independent accountant is licensed in Florida as “Assurance Dimensions,” a DBA for its legal name “McNamara and Associates PLLC. Exhibit 11.2 has been refiled and revised as requested by the Staff.

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Cover Page

2.	Please revise your disclosure to describe the conversion terms of the Series A preferred stock, including the conversion rate between the Series A preferred stock and Class A common stock.

The Company has revised the disclosure on the Cover Page to describe the conversion terms of the Series A preferred stock, including the conversion rate between the Series A preferred stock and Class A common stock.

Summary Information

The Offering, page 1

3.

Please revise your summary to include disclosure relating to the conversion of Series A preferred stock and describing the underlying Series A common stock. Additionally highlight the lack of an established market for your shares and that you have no immediate plans to list your shares on any over-the-counter (OTC) trading forum or similar exchange.

The Company has revised the disclosure in the Summary Information section to include disclosure relating to the conversion of Series A preferred stock and describing the underlying Series A common stock and to highlight the lack of an established market for its shares and that it has no immediate plans to list its shares on any over-the-counter (OTC) trading forum or similar exchange.

Risk Factors

Our amended and restated certificate of incorporation provides that the Court of Chancery. . . . , page 13

4.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please revise the caption and text of your risk factor for consistency with this provision. Additionally disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has revised the caption and the text of the risk factor in question to make them consistent and amended the Form of Amended and Restated Certificate of Incorporation to clarify the provision’s application to federal securities laws.

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Securities Being Offered, page 45

5.

Please revise this section to provide the information required by Item 14 of the Offering Circular section of Form 1-A. Include, without limitation, a description of the conversion rights of the Series A preferred stock and Class B common stock, as well as information regarding the underlying Class A common stock.

The Company has revised the disclosure in the Securities Being Offered section to include the information required by Item 14 of the Offering Circular section of Form 1-A. The Company has included a description of the conversion rights of the Series A preferred stock and Class B common stock, as well as information regarding the underlying Class A common stock.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cub Crafters, Inc. If you have additional questions or comments, please contact me at sara@crowdchecklaw.com.

Sincerely,

/s/ Sara Hanks
Sara Hanks
Managing Partner
CrowdCheck Law LLP

cc: Patrick Horgan

Chief Executive Officer

Cub Crafters, Inc.

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